Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: IMC Global Inc.

Commission File Number for Registration Statement: 333-114300

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition ("Cargill") and IMC Global Inc. ("IMC"), including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill's and IMC's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov).

        The Mosaic Company (formerly Global Nutrition Solutions, Inc.) has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: Douglas A. Hoadley, or by telephone at (847) 739-1200, email: dahoadley@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

        The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on April 8, 2004.

***

        The following article appeared in the Chicago Sun-Times on August 10, 2004:

CEO puts investors first in deal that will cost his job
August 10, 2004
BY TED PINCUS

        In the wake of a three-year post-Enron siege of business news focused on corporate greed led by rapacious CEOs, it's refreshing to encounter one who's is the process of sacrificing his own skin for his shareholders.

        He's scuttling his own job, with seven-figure income, and Chicago will lose yet another of its iconic corporate giants. But the outcome will be an immense, permanent boost to shareholder value and vast enhancement of America's global competitiveness in a key industry.

        What's happening is that Doug Pertz, 49, who took the helm of Chicago's IMC Global Inc. (NYSE: IGL) in 1999 and has faced tough market conditions and heavy losses ever since, has conceived a monumental merger strategy as the best way out. Within a few weeks, he hopes to officiate a marriage of 90-year-old IMC (the former International Minerals and Chemical Corp.) with the Crop Nutrition division of Minneapolis-based Cargill Inc. to form a worldwide powerhouse in agricultural fertilizers. From all indications, everybody will win except Pertz, who will lose his job in the bargain.

The right thing to do

        "We didn't have to do this merger," Pertz tells me. "It wasn't for sheer survival. But I could see it was the right thing to do."

        By combining with Cargill, IMC—burdened by $2 billion in debt—will be bolstered with Cargill's balance sheet, which is almost debt-free and cash heavy, and will gain major marketing momentum through Cargill's entrenched positions in China, India, Australia, Brazil and other overseas markets.

        Moreover, while IMC shareholders will end up owning only about a third of the shares of the new consolidated company, to be called Mosaic Corp., and Cargill (the world's largest privately held company) will own two thirds, there will be immediate and long-term payoffs.

        One is the accretive effect on IMC earning power and book value, Pertz says. This already has been partly realized in a fat premium placed by the market on IMC stock, which has risen more than 40 percent in recent months. The merger should provide more than $145 million in operating efficiencies and cost savings, he says, and IMC per-share book value should approximately double.

        This potential solution looked rather compelling to a young executive who had walked into a swamp of problems at the prime of a hot career that included successes at Culligan, Danaher and Caterpillar.

        As he took charge of IMC, he found a company that led the way in teaching the world's farmers how to boost crop production through modern chemistry. But he also found appalling supply/ demand conditions in IMC's two major product areas—phosphates and potash—that depressed prices while costs kept rising.

        The sunshine finally came out this year. With help from world markets, Pertz was able to turn things around. In the second quarter, revenues surged 39 percent and operating earnings rebounded to $108 million, nearly triple the prior year quarter. Moreover, Pertz had refinanced $450 million in debt to an easier 2007 maturity. Like the world's crops and animals it feeds, IMC was feeling its nutrients.

        Then, why go through with the merger? "Because this company's future—not just the present—will be far stronger by this combination," says Pertz. "We can't be blinded by current good news. I can recognize that this is a highly cyclical industry. Right now we're seeing an up-cycle returning. But we must keep our focus on the long term."

        Pertz firmly believes that the long term holds exceptional potential for the marriage. Together, the new company will have a commanding 14 percent share of the world's phosphoric acid capacity and

15 percent of its potash capacity. This comes at just the time when net farm income is nearing historic highs, and the chance to make big high-tech strides in combating third-world hunger is more meaningful and urgent than ever.

Walking away

        And after this blessing befalls IMC shareholders and its headquarters migrates to Minneapolis, what happens to Pertz? He'll remain as a director but otherwise walk away, carrying a three-year non-compete restriction and a healthy severance package.

        If the prime criteria for a CEO nowadays is a willingness to put shareholders first and maximize their returns, this is one rare-breed CEO who's usefulness is likely to be well recognized.

        Ted Pincus is the former CEO/owner of The Financial Relations Board. He is a finance professor at DePaul and an independent communications consultant and journalist.

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